# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Sandisk Corporation, CIK 0002023554
CUSIP: 80004C200
Title of class of securities: Common Stock, $0.01 Par Value Per Share
Address of issuer's principal executive offices: 951 Sandisk Drive, Milpitas, California (CA), 95035
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0000106040

## Reporting persons
- Western Digital Corporation: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 28,827,787; shared dispositive power 0; aggregate amount beneficially owned 28,827,787 (19.9% of the class)

## Item 1. Issuer
Name of issuer: Sandisk Corporation
Address of issuer's principal executive offices: 951 Sandisk Drive, Milpitas, CA 95035

## Item 2. Person Filing
Name of person filing: Western Digital Corporation
Address of principal business office or, if none, residence: 5601 Great Oaks Parkway, San Jose, CA 95119
Citizenship: Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 28,827,787 shares of common stock. Prior to February 21, 2025, Sandisk Corporation was a wholly owned subsidiary of Western Digital Corporation. On February 21, 2025, Western Digital Corporation completed the separation of Sandisk Corporation through the distribution of approximately 80.1% of the shares of Sandisk Corporation common stock then held by Western Digital Corporation to holders of Western Digital Corporation common stock. As of March 31, 2025, Western Digital Corporation beneficially owned 28,827,787 shares, or approximately 19.9%, of the outstanding shares of Sandisk Corporation common stock.
Percent of class: 19.9%. The percent of class is based on 144,863,251 shares of common stock outstanding as of February 27, 2025, as reported in Amendment No. 1 to Sandisk Corporation's Quarterly Report on Form 10-Q/A for the quarter ended December 27, 2024, filed with the Securities and Exchange Commission on March 17, 2025.
Sole power to vote or to direct the vote: 0. In connection with the separation of Sandisk Corporation from Western Digital Corporation, Western Digital Corporation and Sandisk Corporation entered into a Stockholder's and Registration Rights Agreement, dated as of February 21, 2025, pursuant to which Western Digital Corporation granted to Sandisk Corporation a proxy to vote the shares of Sandisk Corporation common stock owned by Western Digital Corporation in proportion to the votes cast by Sandisk Corporation's other stockholders. As a result, Western Digital Corporation does not exercise voting power over any of the shares of Sandisk Corporation common stock that it beneficially owns.
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 28,827,787
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Not Applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: Not Applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: Not Applicable.

## Item 9. Notice of Dissolution of Group
Notice of dissolution of group: Not Applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Western Digital Corporation: /s/ Cynthia Tregillis, Cynthia Tregillis, Executive Vice President, Chief Legal Officer and Secretary (04/03/2025)